EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

Name	Place of Incorporation

Charged Productions, Inc.	Nevada
Zap.Com Corporation	Nevada

The foregoing does not constitute a complete list of all subsidiaries of the registrant. The subsidiaries that have been omitted do not, if considered in the aggregate as a single subsidiary, constitute a “Significant Subsidiary” as defined by the Securities Exchange Commission.